FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 001-12102

 YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)
  Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS
ITEM

1    Translation of letter to the Buenos Aires Stock Exchange dated July 18, 2017

TRANSLATION
Autonomous City of Buenos Aires, July 18, 2017
To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)

Re: Hydrocarbon Investment Agreement among YPF, PAE, TOTAL, WIAR and the Province of Neuquén and Definitive Agreement of Reorganization and Investment among YPF, PAE, TOTAL and WIAR

Dear Sirs:

The purpose of this letter is to comply with the requirements of Article 23, Chapter VII of the Merval Listing Regulations.

In that regard, and continuing with our notification dated March 29, 2017, please be informed that a Definitive Agreement of Reorganization and Investment was signed among Pan American Energy LLC (Argentina branch) ("PAE"), Total Austral S.A. (Argentina branch) ("Total"), Wintershall Energía S.A. ("WIAR") and YPF S.A. ("YPF" and collectively, the "Parties") and a Hydrocarbon Investment Agreement was signed among the Parties and the Province of Neuquén (collectively, the "Agreements").

Under the Agreements, the Parties and the Province of Neuquén agreed upon:

(i)
the division of the Aguada Pichana area into two new "Aguada Pichana East" ("APE") and "Aguada Pichana West" ("APO") areas with an area of 761 km2 (629 km2 net perforations) and 605 km2 (443 km2 net perforations), respectively, and the granting of two Non-Conventional Hydrocarbon Exploitation Concessions for the areas, committing the Parties to implement a pilot program of 20 wells for an amount of approximately U.S.$300 million in APE and 11 wells for an amount of approximately U.S.$150 million in APO; and

(ii)
the granting of a Non-Conventional Hydrocarbon Exploitation Concession in the Aguada de Castro ("ACA") area, which has an area of 163 km2, committing the Parties to implement a pilot program of 3 wells for an amount of approximately U.S.$50 million.

Based on the technical-economic results of the pilot programs and the granting of the benefits of the Stimulus Program provided in Resolution No. 46-E/2017 of the Ministry of Energy and Mining, the total estimated amount of the investments to be made under the Agreements, including the committed investments in the pilot programs mentioned above, would reach U.S.$1,150 million during the next five years, with a total of 48 wells in APE, 18 wells in APO and 6 wells in ACA.

APE will be operated by TOTAL and APO and ACA will be operated by PAE.

YPF's current participation is 27.27% in the Aguada Pichana area and 50% in the Aguada de Castro area.

The Agreements contemplate the modification of the participating interests of YPF on the following terms:

-	In the APE area, YPF's participation will be 22.50%, which implies relative to its current participation the sale of a 4.77% participating interest.

-	In the APO area, YPF's participation will be 30%, which implies relative to its current participation the purchase of a 2.73% participating interest.

-	In the ACA area, YPF's participation will be 30%, which implies relative to its current participation the sale of a 20% participating interest in ACA.

Notwithstanding the changes in the participating interests mentioned above, all existing assets, including the production of existing wells and any future development that is not associated with the Vaca Muerta formation, will not be modified in terms of the participation of the Parties.

The execution of the Agreements will result in an exchange of participating interests in the areas which will give YPF a net profit of U.S.$52.3 million, which will be received through investment contributions.

The effectiveness of the Agreements is subject to the granting of the referenced Concessions, through the corresponding Decree, by the Provincial Executive Office of Neuquén.

Yours faithfully,

Diego Celaá
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: July 19, 2017	By:	/s/ Diego Celaá
	Name: Title:	Diego Celaá Market Relations Officer